

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29124

FACING PAGE

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 17a-5 THEREUNDER

REPORT FOR THE PERIOD BEGINN 01/01/01 AND ENDING 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Meridian Investments, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

RECD S.E.C.
FEB 2 6 2002

Quincy (City) MA (State) 02169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John F. Boc (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John F. Boc, swear (or affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Norfolk, VA My commission expires Feb 2, 2003

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT

To the Trustees
Meridian Investment Properties Trust and Subsidiary
Quincy, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Meridian Investment Properties Trust & Subsidiary (a Qualified Subchapter S Trust) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investment Properties Trust & Subsidiary as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Jacobs, Velella & Kerr. PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 23, 2002

MERIDIAN INVESTMENT PROPERTIES
TRUST & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS PROPERTIES TRUST & SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 707,683	$ 847,868
Commissions and accounts receivable	1,904,860	1,518,987
Deposits and prepaid expenses	12,883	16,774
Deferred income taxes	48,985	51,246
Due from related parties	1,023,841	1,520,791
TOTAL CURRENT ASSETS	3,698,252	3,955,666
PROPERTY AND EQUIPMENT, net of accumulated depreciation	71,280	52,669
OTHER ASSETS		
Organizational costs, net of accumulated amortization	12,138	-
	$ 3,781,670	$ 4,008,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions and expenses	$ 933,523	$ 1,037,259
Deferred income taxes	101,157	85,493
TOTAL CURRENT LIABILITIES	1,034,680	1,122,752
DEFERRED INCOME TAXES	1,195	1,949
SHAREHOLDERS' EQUITY		
Shares of beneficial interest, no par value, unlimited shares authorized, 1,000 shares issued and outstanding	136,819	136,819
Retained earnings	2,608,976	2,736,603
Trust principal	-	10,212
	2,745,795	2,883,634
	$ 3,781,670	$ 4,008,335

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Commissions	$ 4,976,746	$ 4,961,073
TOTAL REVENUE	4,976,746	4,961,073
EXPENSES		
Commissions	2,617,536	2,498,528
Other operating expenses	2,104,336	1,221,871
TOTAL EXPENSES	4,721,872	3,720,399
INCOME FROM OPERATIONS	254,874	1,240,674
OTHER INCOME (EXPENSE)		
Interest income	122,275	96,894
Interest expense	(443)	(1,259)
Dividend income	1,034	719
TOTAL OTHER INCOME	122,866	96,354
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) FOR INCOME TAXES	377,740	1,337,028
PROVISION FOR (BENEFIT FROM) INCOME TAXES		
Current	8,408	108,428
Deferred	17,171	(13,890)
TOTAL PROVISION FOR (BENEFIT FROM) INCOME TAXES	25,579	94,538
NET INCOME	$ 352,161	$ 1,242,490

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Meridian Investments, Inc. (an S corporation)				Meridian Investment Properties Trust (a trust)	
	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Shares of beneficial interest	Trust Principal
Balance, December 31, 1999	131,000	5,819	3,179,325	(50,000)	-	-
Net income for the year ended December 31, 2000	-	-	1,232,278	-	-	10,212
Exchange of common stock for shares of beneficial interest	(131,000)	(5,819)	-	-	136,819	-
Retirement of treasury stock			(50,000)	50,000		
Shareholders' distributions for for the year ended December 31, 2000	-	-	(1,625,000)	-	-	-
Balance, December 31, 2000	$ -	$ -	$ 2,736,603	$ -	$ 136,819	$ 10,212
Net income for the year ended December 31, 2001	-	-	-	-	-	352,161
Shareholders' distributions for for the year ended December 31, 2000			(127,627)		-	(362,373)
Balance, December 31, 2001	$ -	$ -	$ 2,608,976	$ -	$ 136,819	$ -

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 352,161	$ 1,242,490
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	17,171	(13,892)
Depreciation and amortization	32,598	17,591
Expenses allocated from related party	6,990,695	4,502,925
Intercompany interest income	(99,286)	(80,111)
(Increase) decrease in:		
Commissions and accounts receivable	(385,873)	666,679
Deposits and prepaid expenses	3,891	(3,711)
Organizational costs	(15,172)	-
Increase (decrease) in:		
Accrued commissions and expenses	(103,736)	(117,190)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,792,449	6,214,781
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from related party	308,541	1,603,427
Advances to related party	(6,703,000)	(5,661,730)
Purchases of property and equipment allocated from related party	(48,175)	(18,364)
NET CASH USED IN INVESTING ACTIVITIES	(6,442,634)	(4,076,667)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(490,000)	(1,625,000)
NET CASH USED IN FINANCING ACTIVITIES	(490,000)	(1,625,000)
NET INCREASE (DECREASE) IN CASH	(140,185)	513,114
CASH, BEGINNING	847,868	334,754
CASH, ENDING	$ 707,683	$ 847,868

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Investments, Inc. is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts and Maryland. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

On December 28, 2000, the existing shareholders of the Company exchanged their respective shares of common stock for shares of beneficial interest in a Massachusetts Business Trust, a qualified subchapter S trust under the Internal Revenue Code. This exchange caused the company to become the wholly owned subsidiary of the trust. Generally accepted accounting principles requires the consolidation of the separate financial statements of the parent and subsidiary into one presentation. Substantially all of the activity, except for the payment of state income taxes, is carried on by the subsidiary.

Throughout these consolidated financial statements references to the "Company" are intended to mean the consolidated entities of Meridian Investment Properties Trust and Meridian Investments, Inc.

B. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Meridian Investments, Inc. Intercompany transactions and balances have been eliminated in the consolidation.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

G. REVENUE RECOGNITION

Commission revenues are recognized upon the completion of a sale of an investment (earned). The related commission expense is recognized when the commission is earned by the Company.

H. INCOME TAXES

On February 9, 1994, Meridian Investments, Inc. with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. In lieu of federal income taxes, the beneficiaries of a qualified subchapter S trust are taxed on their proportionate share of the consolidated Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2001 and 2000, a provision for state income taxes was provided for pursuant to Massachusetts law concerning the taxation of qualified subchapter S trusts.

I. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

J. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

NOTE 2 - DUE TO/FROM RELATED PARTY

Due to/from related party represents monies advanced to/borrowed from Meridian Properties, Inc. and Meridian Energy, Inc., affiliated corporations. The balances outstanding at December 31, 2001 and 2000 are comprised of (1) amounts actually advanced to/borrowed from the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the note is charged on the average monthly balance at the applicable federal rate per annum. Interest receivable on the balance at December 31, 2001 and 2000 is $ 99,286 and $ 80,112, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2001 and 2000, property and equipment consisted of the following:

	2001	2000
Computer equipment and software	$ 103,818	$ 71,256
Equipment	45,089	38,430
Furniture and fixtures	49,410	49,410
Leasehold improvements	19,732	12,630
	218,049	171,726
Less: accumulated depreciation	(146,769)	(119,057)
NET PROPERTY AND EQUIPMENT	$ 71,280	$ 52,669

NOTE 4 - LEASES

The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, Meridian Properties, Inc.. The Maryland lease expired on September 30, 1997 and the option to renew for an additional five years was exercised. During 1998, additional office space in Maryland was leased for a term of four years and three months, beginning June 1, 1998. The

NOTE 4 - LEASES - continued

new lease provides for rental escalation based upon the Consumer Price Index beginning in the second lease year and every year thereafter.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 1996, was amended on October 16, 2000 to change the expiration of the lease from October 31, 2000 to October 31, 2005, to include additional office space to be leased by the company and to amend the annual rent to be paid by the company. The Massachusetts lease was subsequently amended on February 12, 2001 to amend the amount and location of the office space being leased. The Massachusetts office also began leasing various pieces of office equipment in the year 2000 under operating leases expiring on various dates in the year 2005.

For the year ended December 31, 2000, 35% of the lease payments for the Massachusetts and Maryland operating leases were allocated to the Company.

For the five months ended May 30, 2001, 35% of the lease payments for the Massachusetts and Maryland operating leasess were allocated to the Company. Beginning June 1, 2001, 60% of the aforementioned leases were allocated to the Company

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Years Ended December 31,	Amount
2002	114,377
2003	108,018
2004	112,057
2005	92,631
	$ 427,084

Rent expense for years ended December 31, 2001 and 2000 was $ 115,955 and $ 62,322, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company shares office space at its locations with Meridian Properties, Inc. and Meridian Energy, Inc., affiliated corporations. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated

NOTE 5 - RELATED PARTY TRANSACTIONS

companies. Allocations of all shared expenses are determined by sales volume and personnel time devoted to each entity.

In January 2000 a new affiliated corporation was formed, Meridian Financial Investments, Inc. For the year ended December 31, 2000, the new allocation ratio was 35% Meridian Investments, Inc., 15% Meridian Properties, Inc., 15% Meridian Energy, Inc. and 35% Meridian Financial Investments, Inc.

In May 2001, the management and board of directors of Meridian Financial Investments, Inc. voted to cease all operations of the corporation. From January 1, 2001 through May 31, 2001, the allocation ratio was 35% Meridian Investments, Inc., 15% Meridian Properties, Inc., 15% Meridian Energy, Inc. and 35% Meridian Financial Investments, Inc. Effective June 1, 2001 through December 31, 2001 the allocation ratio was revised to 60% Meridian Investments, Inc., 5% Meridian Properties, Inc. and 35% Meridian Energy, Inc.

NOTE 6 - SALE OF STOCK RESTRICTIONS

At December 31, 2001, certain stockholders of the Company were restricted with respect to the sale of their stock in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company stock to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. Concentrations of credit risk with respect to commissions receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2001 and 2000, commissions receivable due from one company totaled $ 1,704,860 and $ 1,518,987, respectively.

The Company maintains cash balances in one financial institution located in Boston, Massachusetts.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK - continued

Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2001 and 2000, the Company had uninsured cash balances totaling $ 1,243,407 and $ 1,096,535, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital, required net capital, excess net capital and a net capital ratio as follows:

	2001	2000
Net Capital	$ 586,401	$ 629,821
Required Net Capital	68,989	74,905
Excess Net Capital	$ 517,411	$ 554,916
Aggregate Indebtedness	$ 1,035,875	$ 1,124,701
Net Capital Ratio	1.77 to 1	1.79 to 1

NOTE 9 - INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), the Company recognizes deferred tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for book and income tax purposes. Amounts presented on the balance sheets represent the amount of deferred tax assets and liabilities recognized during the year.

Temporary differences giving rise to deferred tax assets consist of accrued expenses which are deducted when paid (cash basis), for tax purposes, rather then when the liability is incurred (accrual basis), for financial statement purposes.

Temporary differences giving rise to deferred tax liabilities consist of accounts receivable which are reported when received (cash basis), for tax purposes, rather than when earned (accrual basis), for financial statement purposes. In addition, prepaid expenses are deducted when paid (cash basis), for tax purposes, rather than when the related liability is incurred (accrual basis), for financial statement

NOTE 9 - INCOME TAXES - continued

purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities.

At December 31, 2001 and 2000, the deferred tax asset is comprised of the following:

	2001	2000
Accrued expenses	$ 48,985	$ 51,246
TOTAL DEFERRED TAX ASSET	$ 48,985	$ 51,246

At December 31, 2001 and 2000, the deferred tax liability is comprised of the following:

	2001	2000
Accounts receivable	$ 100,958	$ 85,063
Prepaid expenses	199	430
Excess tax depreciation over book depreciation	1,195	1,949
TOTAL DEFERRED TAX LIABILITY	$ 102,352	$ 87,442

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000
Income taxes paid	$ 111,675	$ 47,658
Interest paid	$ 443	$ 4,606

MERIDIAN INVESTMENT PROPERTIES TRUST
& SUBSIDIARY

CONSOLIDATED SUPPLEMENTARY INFORMATION



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Trustees
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

We have audited the accompanying consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of and for the years ended December 31, 2001 and 2000, respectively, and have issued our report thereon dated January 23, 2002. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 23, 2002

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY

SCHEDULE I - OPERATING EXPENSES (CONSOLIDATED)

For the Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING EXPENSES		
Bank charges and fees	$ 1,015	$ 1,131
Bad debts expense	32,000	-
Computer supplies and expense	48,071	21,560
Contributions	41,335	50,558
Depreciation and amortization	32,598	17,591
Dues and subscriptions	28,608	44,201
Education and training	19,227	17,592
Employee benefits	78,943	43,661
Filing fees	17,645	19,772
Insurance - general	9,660	3,993
Legal and accounting	101,162	43,737
Meetings and conferences	188,087	39,524
Office supplies and expense	96,578	31,692
Penalties	2,141	3,347
Pension fees and contributions	89,711	122,359
Postage and delivery	16,101	10,027
Professional fees	106,579	20,997
Rent	115,955	62,322
Repairs and maintenance	1,876	1,468
Salaries and wages	292,964	115,025
Selling expense	-	300
Taxes - payroll	101,520	60,701
Taxes - other	7,783	8,008
Telephone	43,464	28,065
Travel and entertainment	631,313	454,240
TOTAL OPERATING EXPENSES	$ 2,104,336	$ 1,221,871

See independent auditor's report on supplementary information.

MERIDIAN INVESTMENT PROPERTIES TRUST & SUBSIDIARY
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

		2001		2000
NET CAPITAL COMPUTATION				
SHAREHOLDERS' EQUITY	$	2,745,795	$	2,883,634
LESS: NON-ALLOWABLE ASSETS				
Commissions receivable in excess of commissions payable		(802,081)		(611,886)
Other receivables from non-customers		(200,000)		-
Prepaid expenses and deposits		(12,883)		(16,774)
Property and equipment		(71,280)		(52,669)
Deferred income taxes		(48,985)		(51,246)
Due from related party		(1,023,841)		(1,520,791)
NET CAPITAL BEFORE HAIRCUTS		586,725		630,268
Haircuts on securities:				
Debt securities		(324)		(447)
NET CAPITAL	$	586,401	$	629,821

RECONCILIATION WITH COMPANY'S COMPUTATION

		2001		2000
NET CAPITAL PER FOCUS REPORT	$	609,640	$	739,860
AUDIT ADJUSTMENTS FOR:				
Accounts receivable		-		(5,000)
Prepaid expenses		(3,689)		(7,580)
Property and equipment		2,014		(60)
Deferred taxes		2,261		(1,765)
Due from related parties		(99,287)		46,987
Accrued commissions and expenses		-		2,500
Haircuts on debt securities		(324)		-
Shareholders' equity due to audit adjustments affecting net income		75,786		(145,121)
NET CAPITAL	$	586,401	$	629,821

See independent auditor's report on supplementary information.



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Trustees
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

In planning and performing our audit of the consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of December 31, 2001 and 2000, resectively, and for the years then ended, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of

the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 23, 2002



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES

To the Trustees
Meridian Investment Properties Trust & Subsidiary
Quincy, Massachusetts

We have audited the consolidated financial statements of Meridian Investment Properties Trust & Subsidiary as of December 31, 2001 and 2000, respectively, and for the years then ended. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 23, 2001